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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
      13d-1 (b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                             (Amendment No._______)*


                                 MICROMUSE INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    595094103
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                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-(c)

        [ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



                                Page 1 of 6 Pages

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CUSIP NO. 595094103                   13 G                     Page 2 of 6 Pages
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1          NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   Angela Dawes
                   Tax ID Number:
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [ ]    (b) [ ]
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3          SEC USE ONLY

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4          CITIZENSHIP OR PLACE OF ORGANIZATION

                   United Kingdom
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          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     1,142,913
        BENEFICIALLY
        OWNED BY EACH
         REPORTING
           PERSON
            WITH
                               -------------------------------------------------

                               6      SHARED VOTING POWER
                                      0
                               -------------------------------------------------

                               7      SOLE DISPOSITIVE POWER
                                      1,142,913
                               -------------------------------------------------

                               8      SHARED DISPOSITIVE POWER
                                      0
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9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON                                       1,142,913

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10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
           EXCLUDES CERTAIN SHARES*                                   [ ]

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11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                  7.18%

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12         TYPE OF REPORTING PERSON                               *IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 595094103                   13 G                     Page 3 of 6 Pages
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ITEM 1(a).     NAME OF ISSUER:

               Micromuse Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:


               The principal executive offices of the Issuer are located at 139 Townsend Street, San Francisco, CA 94107.


ITEM 2(a).     NAME OF PERSON FILING:

               Angela Dawes


ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

               See Item 1(b).

ITEM 2(c)      CITIZENSHIP:


               United Kingdom


ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               595094103

ITEM 3.        Not Applicable

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CUSIP NO. 595094103                   13 G                     Page 4 of 6 Pages
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ITEM 4.        OWNERSHIP:

               The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1998:

                    (a)     Amount beneficially owned:

                            See Row 9 of cover page for Reporting Person.

                    (b)     Percent of Class:

                            See Row 11 of cover page for Reporting Person.

                    (c)     Number of shares as to which such person has:

                              (i)    Sole power to vote or to direct the vote:

                                     See Row 5 of cover page for each Reporting
                                     Person.

                              (ii)   Shared power to vote or to direct the vote:

                                     See Row 6 of cover page for each Reporting
                                     Person.

                              (iii) Sole power to dispose or to direct the disposition of:

                                     See Row 7 of cover page for each Reporting
                                     Person.

                              (iv) Shared power to dispose or to direct the disposition of:

                                     See Row 8 of cover page for each Reporting
                                     Person.

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CUSIP NO. 595094103                   13 G                     Page 5 of 6 Pages
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ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

ITEM 10.       CERTIFICATION:

               Not applicable.


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CUSIP NO. 595094103                   13 G                     Page 6 of 6 Pages
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                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999




/s/ Angela Dawes
-----------------------------------
Angela Dawes